SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                          Western Wireless Corporation
                          ----------------------------
                                (Name of Issuer)

                       Class A Common Stock, No Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                    95988E204
                                 (CUSIP Number)

                                   Edith Shih
                            Hutchison Whampoa Limited
                           22nd Floor, Hutchison House
                                10 Harcourt Road
                                    Hong Kong
                               (001-852-2523-0161)

                                   ----------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 John A. Otoshi
                              Dewey Ballantine LLP
                     Suite 3907, Asia Pacific Finance Tower
                                  3 Garden Road
                                    Hong Kong
                               (011-852-2509-7000)

                                   ----------

                                November 26, 1997
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _________.


                               Page 1 of __ Pages

                                  SCHEDULE 13D

CUSIP NO. 95988E204

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              HUTCHISON WHAMPOA LIMITED - Not Applicable

-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                       (b) |_|
              Not Applicable

-------------------------------------------------------------------------------
  3     SEC USE ONLY



-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

              WC

-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)                                                   |_|

              Not Applicable

-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Hong Kong

-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                                    - 0 -

      NUMBER OF       ---------------------------------------------------------
                         8    SHARED VOTING POWER
        SHARES
                                    3,888,888
     BENEFICIALLY
                      ---------------------------------------------------------
     OWNED BY EACH       9    SOLE DISPOSITIVE POWER

       REPORTING                    - 0 -

      PERSON WITH     ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                    3,888,888

-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,888,888

-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

              Not Applicable

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18%

-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

              HC, CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 95988E204

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              HUTCHISON TELECOMMUNICATIONS HOLDINGS (USA) LIMITED
              - Not Applicable

-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                       (b) |_|
              Not Applicable

-------------------------------------------------------------------------------
  3     SEC USE ONLY



-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

              WC

-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)                                                   |_|

              Not Applicable

-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands

-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                                    - 0 -

      NUMBER OF       ---------------------------------------------------------
                         8    SHARED VOTING POWER
        SHARES
                                    3,888,888
     BENEFICIALLY
                      ---------------------------------------------------------
     OWNED BY EACH       9    SOLE DISPOSITIVE POWER

       REPORTING                    - 0 -

      PERSON WITH     ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                    3,888,888

-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,888,888

-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

              Not Applicable

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18%

-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

              CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 95988E204

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable

-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                       (b) |_|
              Not Applicable

-------------------------------------------------------------------------------
  3     SEC USE ONLY



-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

              AF

-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)                                                  |_|

              Not Applicable

-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Hong Kong

-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                                    - 0 -

      NUMBER OF       ---------------------------------------------------------
                         8    SHARED VOTING POWER
        SHARES
                                    Disclaimed (See 11 below.)
     BENEFICIALLY
                      ---------------------------------------------------------
     OWNED BY EACH       9    SOLE DISPOSITIVE POWER

       REPORTING                    - 0 -

      PERSON WITH     ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                    Disclaimed (See 11 below.)

-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              Cheung Kong expressly disclaims beneficial ownership of the shares beneficially owned by Hutchison Whampoa Limited and Hutchison Telecommunications Holdings (USA) Limited.

-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

              Not Applicable

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18%

-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

              HC, CO

-------------------------------------------------------------------------------

Item 1. Security and Issuer.

            This statement relates to the Class A Common Stock, no par value per share ("Class A Common Stock"), of Western Wireless Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2001 NW Sammamish Road, Issaquah, Washington 98027, U.S.A.


Item 2. Identity and Background.

            This Statement is filed by Hutchison Whampoa Limited, a Hong Kong corporation ("HWL"), on its own behalf and on behalf of Hutchison
Telecommunications Holdings (USA) Limited, a British Virgin Islands corporation ("HTH"), an indirect wholly owned subsidiary of HWL, and by Cheung Kong (Holdings) Limited, a Hong Kong corporation ("Cheung Kong"), a 49.9% shareholder of HWL.

HWL

            The principal business of HWL is that of an investment holding company with diversified operations in telecommunications, property, ports, retail and manufacturing, energy and infrastructure. The principal business address of HWL is located at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

            HWL indirectly owns 100% of the issued shares of HTH. The principal business of HTH is investment holding. HTH owns 3,888,888 shares of the Class A Common Stock of the Issuer (the "Shares"). HWL is the beneficial owner of the Shares through its interest in HTH.

            The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HWL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and are incorporated herein by reference.

            During the past five years, neither HWL nor, to the best knowledge of HWL, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

HTH

            HWL indirectly owns 100% of the issued shares of HTH. The principal business of HTH is investment holding. The registered office address of HTH is located at P.O. Box 957 Offshore Incorporations Centre, Road Town,

Tortola, British Virgin Islands. HTH owns the Shares. HWL is the beneficial owner of the Shares through its interest in HTH.

            The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HTH and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule II hereto and are incorporated herein by reference.

            During the past five years, neither HTH nor, to the best knowledge of HTH, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cheung Kong

            The principal business of Cheung Kong is investment holding and project management, real estate property development and investment, real estate agency and management, securities trading, container terminals, retail and manufacturing, telecommunications, infrastructure projects and hotels. The principal business address of Cheung Kong is located at China Building, 18-22nd Floors, 29 Queen's Road Central, Hong Kong.

            Cheung Kong owns 49.9% of the issued shares of HWL and may, pursuant to Rule 13d-3 ("Rule 13d-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), be deemed to control the voting and disposition of the Shares by HWL and HTH. However, Cheung Kong disclaims beneficial ownership of the Shares and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the Shares.

            The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Cheung Kong and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule III hereto and are incorporated herein by reference.

            During the past five years, neither Cheung Kong nor, to the best knowledge of Cheung Kong, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            The total purchase price of the 3,888,888 Shares purchased by HTH was US$74,300,200, representing a purchase price of approximately US$19 per share. HTH's source of funds for this purchase was an interest free loan from Hutchison Telecommunications Limited, a wholly owned subsidiary of HWL, in the amount of US$74,300,200.

Item 4. Purpose of Transaction.

            The purpose of purchasing the Shares is for investment. HTH intends to review from time to time its ownership of the Shares and may, depending upon its evaluations of the business and prospects of the Issuer, or such other considerations as it may consider relevant, determine to increase, decrease or dispose of its holdings in the Shares. None of HWL, HTH or Cheung Kong currently has any plans to seek representation on the Board of Directors of the Issuer.

            In connection with the sale of the Shares, the Issuer and its wholly-owned subsidiary, Western PCS Corporation ("Western PCS"), entered into a Purchase Agreement, dated October 14, 1997, with Hutchison Telecommunications Limited ("HTL"), an indirect, wholly-owned subsidiary of HWL, and Hutchison Telecommunications PCS (USA) Limited, a wholly-owned subsidiary of HTL ("HTPCS"), pursuant to which HTPCS agreed to purchase 2,484 shares of common stock of Western PCS (the "Sub Shares"), representing 19.9% of the outstanding capital stock of Western PCS, for an aggregate purchase price of $248.4 million.

            The closing of this subsidiary purchase ("Closing") has not been consummated and is subject to the satisfaction of certain conditions including, among others, obtaining from the Federal Communications Commission a favorable declaratory ruling granting a waiver from the indirect foreign ownership restrictions under the Communications Act of 1934, as amended.

            Prior to the Closing, the Issuer and Western PCS will be required to refinance or modify certain outstanding financing agreements to which they are subject so that after the Closing, unless otherwise agreed to by HTPCS and the Issuer, neither the Issuer nor Western PCS shall have any liability regarding any indebtedness of the other. Prior to the Closing, the Issuer will cause all of the PCS licenses or interests therein owned by the Issuer or its subsidiaries to be transferred to Western PCS or Western PCS's subsidiaries, so that after the Closing all of the Issuer's cellular operations will be conducted by the Issuer and its subsidiaries (other than Western PCS and its subsidiaries) and all PCS operations will be conducted by Western PCS and its subsidiaries.

            At the Closing, the Issuer and Western PCS will enter into various intercompany agreements, which will provide for, among other things, the allocation of overhead costs and expenses, cash management and tax sharing arrangements between the Issuer and Western PCS, as well as roaming arrangements on each other's systems.

            At the Closing, the Issuer and HTPCS will enter into a Shareholders Agreement which will provide, among other things, for the following: (i) HTPCS will have the right to designate two directors to a ten person Board of Directors of Western PCS with such number of directors being subject to increase or decrease depending upon increases or decreases in HTPCS's percentage ownership of Western PCS; (ii) each of the Issuer and HTPCS will have rights of first offer or first refusal in the event the other proposes to sell its stock in Western PCS in certain circumstances; (iii) HTPCS will have tag along rights to sell its shares, and be subject to drag along obligations to sell its shares, if the Issuer proposes to sell its stock in Western PCS in certain circumstances; (iv) each of the Issuer and HTPCS will have preemptive rights in connection with issuances by Western PCS of equity securities in certain circumstances; (v) HTPCS's consent will be required with respect to certain initial public offerings of Western PCS stock during the eighteen (18) month period immediately following the Closing; (vi) HTPCS will have certain approval rights with respect to Western PCS entering into employment contracts with certain members of senior management of the Issuer and certain other transactions with affiliates; and (vii) HTPCS will have certain demand and piggy-back registration rights for its shares of Western PCS stock. In addition, HTPCS will have the right to require the Issuer to purchase HTPCS's equity interest in Western PCS, if Western PCS takes certain actions without HTPCS's consent.

            Except as described in this item 4, none of HWL, HTH or Cheung Kong currently has any plans, nor has under consideration any proposals, which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)   Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the United States Exchange Act of 1934, as amended; or

(j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) HWL, through its ownership of HTH, is deemed, for purposes of Rule 13d-3, to be the beneficial owner of 3,888,888 shares of the Class A Common Stock, representing 18% of the Class A Common Stock outstanding, and to have shared power over the voting and disposition of the Shares.

            HTH is the beneficial owner of 3,888,888 shares of the Class A Common Stock, representing 18% of the outstanding Class A Common Stock, and has shared power over the voting and disposition of the Shares.

            Cheung Kong, through its ownership of 49.9% of the issued shares of HWL, may be deemed to share voting and dispositive power over the 3,888,888 shares of the Class A Common Stock beneficially owned by HTH, however, pursuant to Rule 13d-4, Cheung Kong expressly disclaims beneficial ownership of such shares.

            Except as described in item 2 and item 4 above, none of HWL, HTH or Cheung Kong nor, to the best knowledge of HWL, HTH and Cheung Kong, any executive officer or director of HWL, HTH or Cheung Kong (i) beneficially owns any securities of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

(c) Except as set forth above, none of HWL, HTH or Cheung Kong nor, to the best knowledge of HWL, HTH and Cheung Kong, any executive officer or director of HWL, HTH or Cheung Kong has effected any transaction in shares of the Class A Common Stock of the Issuer, or securities convertible into shares of the Class A Common Stock of the Issuer, during the past 60 days.

(d)         Not applicable.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The Issuer entered into a Stock Subscription Agreement on October 14, 1997 with HTL and HTH pursuant to which HTH purchased the Shares. On the same date, the Issuer and Western PCS entered into a Purchase Agreement with HTL and HTPCS pursuant to which HTPCS agreed to purchase the Sub Shares, which purchase is still pending.

            Except as disclosed in the preceding paragraph and in Items 3, 4 and 5, to the best knowledge of HWL, HTH and Cheung Kong, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the foregoing persons or any executive officer or director of any of the foregoing persons or between any such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

            The documents which have been filed as Exhibits are listed in the
Exhibit Index herein.

Signature

            After reasonable inquiry and to the best of its knowledge and belief, HWL certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  December 5, 1997


                              FOR AND ON BEHALF OF
                              HUTCHISON WHAMPOA LIMITED


                              By:          \s\ Susan M.F. Chow
                                    -------------------------------------
                                    Name: Susan M.F. Chow
                                    Title:  Director

            After reasonable inquiry and to the best of its knowledge and belief, HTH certifies that the information set forth in this Statement with respect to it is true, complete and correct.


Date: December 5, 1997


                              FOR AND ON BEHALF OF
                              HUTCHISON TELECOMMUNICATIONS
                                HOLDINGS (USA) LIMITED



                              By:          \s\ Khoo Chek Ngee
                                    -------------------------------------
                                    Name: Khoo Chek Ngee
                                    Title:  Director

            After reasonable inquiry and to the best of its knowledge and belief, Cheung Kong certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  December 5, 1997


                              FOR AND ON BEHALF OF
                              CHEUNG KONG (HOLDINGS) LIMITED


                              By:         \s\ George C. Magnus
                                    -------------------------------------
                                    Name: George C. Magnus
                                    Title:  Director

                                   SCHEDULE I

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                             As of November 26, 1997

                                         Present Principal Occupation or
                                         Employment, Including Name, Principal
Name and                                 Business and Address of Each
Business Address(1)         Citizenship  Corporation or Organization
-------------------         -----------  --------------------------------------

LI Ka-shing                 Hong Kong    Chairman, Hutchison Whampoa Limited
18-22nd Floors, China                    Chairman and Managing Director,
Building                                   Cheung Kong (Holdings) Limited
29 Queen's Road Central
Hong Kong

LI Tzar-Kai, Richard        Canadian     Deputy Chairman and Director,
38th Floor, Citibank Tower                 Hutchison Whampoa Limited
Citibank Plaza
3 Garden Road
Central, Hong Kong

FOK Kin Ning, Canning       Australian   Group Managing Director and Director,
                                           Hutchison Whampoa Limited
                                         Deputy Chairman and Executive
                                           Director, Cheung Kong
                                           Infrastructure Holdings Limited(2)
                                         Non-Executive Director,
                                           Cheung Kong (Holdings) Limited
                                         Director, Hutchsion Telecommunications
                                           Holdings (USA) Limited

----------
(1) Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

(2) The principal business address of Cheung Kong Infrastructure Holdings Limited is 14th Floor, China Building, 29 Queen's Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is infrastructure development, investment and management, mainly in power plants, toll roads and toll bridges in the PRC, as well as its infrastructure materials business in cement, concrete, asphalt and aggregates in Hong Kong, the PRC and throughout Asia.

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                             As of November 26, 1997

                                         Present Principal Occupation or
                                         Employment, Including Name, Principal
Name and                                 Business and Address of Each
Business Address(1)         Citizenship  Corporation or Organization
-------------------         -----------  --------------------------------------

LI Tzar Kuoi, Victor        Hong Kong    Executive Director, Hutchison
18-22nd Floors, China                      Whampoa Limited
Building                                 Chairman, Cheung Kong Infrastructure
29 Queen's Road Central                    Holdings Limited(2)
Hong Kong                                Deputy Chairman and Deputy Managing
                                           Director, Cheung Kong (Holdings)
                                           Limited

William SHURNIAK            Canadian     Group Finance Director and Executive
                                           Director, Hutchison Whampoa Limited
                                         Director, Hutchison Telecommunications
                                           Holdings (USA) Limited

Susan M. F. CHOW            Hong Kong    Executive Director, Hutchison
                                           Whampoa Limited
                                         Executive Director, Cheung Kong
                                           Infrastructure Holdings Limited(2)
                                         Director, Hutchison Telecommunications
                                           Holdings (USA) Limited

George Colin MAGNUS         British      Executive Director, Hutchison
18-22nd Floors, China                      Whampoa Limited
Building                                 Deputy Chairman, Cheung Kong
29 Queen's Road Central                    (Holdings) Limited
Hong Kong                                Deputy Chairman, Cheung Kong
                                           Infrastructure Holdings Limited(2)

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                             As of November 26, 1997

                                         Present Principal Occupation or
                                         Employment, Including Name, Principal
Name and                                 Business and Address of Each
Business Address(1)         Citizenship  Corporation or Organization
-------------------         -----------  --------------------------------------

KAM Hing Lam                Hong Kong    Executive Director, Hutchison
18-22nd Floors, China                      Whampoa Limited
Building                                 Deputy Managing Director, Cheung
29 Queen's Road Central                    Kong (Holdings) Limited
Hong Kong                                Group Managing Director, Cheung
                                           Kong Infrastructure Holdings
                                           Limited(2)

Frank J. SIXT               Canadian     Executive Director, Hutchison
18-22nd Floors, China                      Whampoa Limited
Building                                 Executive Director, Cheung Kong
29 Queen's Road Central                    (Holdings) Limited
Hong Kong                                Executive Director, Cheung Kong
                                           Infrastructure Holdings Limited(2)

Michael D. KADOORIE         British      Non-Executive Director, Hutchison
24th Floor, St. George's                   Whampoa Limited
Building, 2 Inc House Street             Chairman, China Light & Power
Central, Hong Kong                         Company, Limited (Electric Utility),
                                           Electric Centre, 28 City Garden Road,
                                           Hong Kong
                                         Chairman, The Hong Kong and
                                           Shanghai Hotels Limited (Hotels
                                           Ownership and Management), 8th
                                           Floor, St. George's Building, 2 Ice
                                           House Street, Central, Hong Kong

C.P. LANGLEY                British      Non-Executive Director, Hutchison
Level 10, No. 1 Queen's                    Whampoa Limited
Road Central, Hong Kong                  General Manager, The Hongkong and
                                           Shanghai Banking Corporation
                                           Limited (Banking), No. 1 Queen's
                                           Road Central, Hong Kong

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                             As of November 26, 1997

                                         Present Principal Occupation or
                                         Employment, Including Name, Principal
Name and                                 Business and Address of Each
Business Address(1)         Citizenship  Corporation or Organization
-------------------         -----------  --------------------------------------

LI Fook-wo                  British      Non-Executive Director, Hutchison
1416 Prince's Building                     Whampoa Limited
10 Chater Road                           Chairman, The Bank of East Asia
Hong Kong                                  Limited (Banking), No. 10 Des Voeux
                                           Road Central, Hong Kong

Simon MURRAY                British      Non-Executive Director, Hutchison
32/F., 9 Queen's Road                      Whampoa Limited
Central                                  Non-Executive Director, Cheung Kong
Hong Kong                                  (Holdings) Limited
                                         Executive Chairman, Deutsche Bank
                                           Group for the Asia Pacific Region
                                           (Banking), 32/F., 9 Queen's Road
                                           Central, Hong Kong

P.A.L. VINE                 British      Non-Executive Director, Hutchison
Suite 802, China Building                  Whampoa Limited
29 Queen's Road Central                  Solicitor, Suite 802, China Building,
Hong Kong                                  29 Queen's Road Central, Hong Kong

C.H. WONG                   British      Non-Executive Director, Hutchison
1225 Prince's Building                     Whampoa Limited
10 Chater Road                           Solicitor, 1225 Prince's Building, 10
Hong Kong                                  Chater Road, Hong Kong

                                   SCHEDULE II

                       Executive Officers and Directors of
               Hutchison Telecommunications Holdings (USA) Limited
                             As of November 26, 1997

                                         Present Principal Occupation or
                                         Employment, Including Name, Principal
Name and                                 Business and Address of Each
Business Address(1)         Citizenship  Corporation or Organization
-------------------         -----------  --------------------------------------

FOK Kin Ning, Canning       Australian   Director, Hutchison Telecommunications
                                           Holdings (USA) Limited
                                         Group Managing Director and Director,
                                           Hutchison Whampoa Limited
                                         Deputy Chairman and Executive
                                           Director, Cheung Kong
                                           Infrastructure Holdings Limited(2)
                                         Non-Executive Director,
                                           Cheung Kong (Holdings) Limited

William SHURNIAK            Canadian     Director, Hutchison Telecommunications
                                           Holdings (USA) Limited
                                         Group Finance Director and Executive
                                           Director, Hutchison Whampoa Limited

Susan M. F. CHOW            Hong Kong    Director, Hutchison Telecommunications
                                           Holdings (USA) Limited
                                         Executive Director, Hutchison
                                           Whampoa Limited
                                         Executive Director, Cheung Kong
                                           Infrastructure Holdings Limited(2)

----------
(1) Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

(2) The principal business address of Cheung Kong Infrastructure Holdings Limited is 14th Floor, China Building, 29 Queen's Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is infrastructure development, investment and management, mainly in power plants, toll roads and toll bridges in the PRC, as well as its infrastructure materials business in cement, concrete, asphalt and aggregates in Hong Kong, the PRC and throughout Asia.

                       Executive Officers and Directors of
               Hutchison Telecommunications Holdings (USA) Limited
                             As of November 26, 1997

                                         Present Principal Occupation or
                                         Employment, Including Name, Principal
Name and                                 Business and Address of Each
Business Address(1)         Citizenship  Corporation or Organization
-------------------         -----------  --------------------------------------

KHOO Chek Ngee              Singaporean  Director, Hutchison Telecommunications
18/F., Two Harbourfront,                   Holdings (USA) Limited
22 Tak Fung Street                       Non-Executive Director, Asia Satellite
Hunghom, Kowloon                           Telecommunications Holdings
Hong Kong                                  Limited(3)

Hans Roger SNOOK            Canadian     Director, Hutchison Telecommunications
3rd Floor, The Economist                   Holdings (USA) Limited
Building, 25 St. James Street,           Group Managing Director, Orange Plc(4)
London SWIA 1AH,
United Kingdom

CHAN Ting Yu                Hong Kong    Director, Hutchison Telecommunications
18/F., Two Harbourfront,                   Holdings (USA) Limited
22 Tak Fung Street                       Deputy Group Managing Director,
Hunghom, Kowloon                           Hutchsion Telecommunications
Hong Kong                                  International Limited(5)

----------
(3) The principal business address of Asia Satellite Telecommunications Holdings Limited is 23-24 Floors, East Exchange Tower, 38-40 Leighton Road, Causeway Bay, Hong Kong. The principal business of Asia Satellite Telecommunications Holdings Limited is leasing of satellite transponder capacity.

(4) The principal business address of Orange Plc is St. James Court, Great Peak Road, Almondsbury Park, Bradley Stoke, Bristol BS1 24QJ, England. The principal business of Orange Plc is telecommunications.

(5) The principal business address of Hutchison Telecommunications International Limited is 18/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong. The principal business of Hutchison Telecommunications International Limited is telecommunications.

                       Executive Officers and Directors of
               Hutchison Telecommunications Holdings (USA) Limited
                             As of November 26, 1997

                                         Present Principal Occupation or
                                         Employment, Including Name, Principal
Name and                                 Business and Address of Each
Business Address(1)         Citizenship  Corporation or Organization
-------------------         -----------  --------------------------------------

Kevin RUSSELL               British      Director, Hutchison Telecommunications
18/F., Two Harbourfront,                   Holdings (USA) Limited
22 Tak Fung Street                       Director of Finance and Operations,
Hunghom, Kowloon                           Hutchison Telecommunications
Hong Kong                                  International Limited(5)

                                  SCHEDULE III

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                             As of November 26, 1997

                                         Present Principal Occupation or
                                         Employment, Including Name, Principal
Name and                                 Business and Address of Each
Business Address(1)         Citizenship  Corporation or Organization
-------------------         -----------  --------------------------------------

LI Ka-shing                 Hong Kong    Chairman and Managing Director,
                                           Cheung Kong (Holdings) Limited
                                         Chairman, Hutchison Whampoa
                                           Limited

LI Tzar Kuoi, Victor        Hong Kong    Deputy Chairman and Deputy Managing
                                           Director, Cheung Kong (Holdings)
                                           Limited
                                         Chairman, Cheung Kong Infrastructure
                                           Holdings Limited(2)
                                         Executive Director, Hutchison Whampoa
                                           Limited

George Colin MAGNUS         British      Deputy Chairman, Cheung Kong
                                           (Holdings) Limited
                                         Deputy Chairman, Cheung Kong
                                           Infrastructure Holdings Limited(2)
                                         Executive Director, Hutchison Whampoa
                                           Limited

--------
(1) Unless otherwise indicated, the business address of each of the named persons is 18-22nd Floors, China Building, 29 Queen's Road Central, Hong Kong.

(2) The principal business address of Cheung Kong Infrastructure Holdings Limited is 14th Floor, China Building, 29 Queen's Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is infrastructure development, investment and management, mainly in power plants, toll roads and toll bridges in the PRC, as well as its infrastructure materials business in cement, concrete, asphalt and aggregates in Hong Kong, the PRC and throughout Asia.

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                             As of November 26, 1997

                                         Present Principal Occupation or
                                         Employment, Including Name, Principal
Name and                                 Business and Address of Each
Business Address(1)         Citizenship  Corporation or Organization
-------------------         -----------  --------------------------------------

KAM Hing Lam                Hong Kong    Deputy Managing Director, Cheung
                                           Kong (Holdings) Limited
                                         Group Managing Director, Cheung
                                           Kong Infrastructure Holdings
                                           Limited(2)
                                         Executive Director, Hutchison
                                           Whampoa Limited

HUNG Siu-lin, Katherine     Hong Kong    Executive Director, Cheung Kong
                                           (Holdings) Limited

Frank J. SIXT               Canadian     Executive Director, Cheung Kong
                                           (Holdings) Limited
                                         Executive Director, Cheung Kong
                                           Infrastructure Holdings Limited(2)
                                         Executive Director, Hutchison
                                           Whampoa Limited

CHUNG Sun Keung, Davy       Hong Kong    Executive Director, Cheung Kong
                                           (Holdings) Limited

IP Tak Chuen, Edmond        Hong Kong    Executive Director, Cheung Kong
                                           (Holdings) Limited
                                         Executive Director, Cheung Kong
                                           Infrastructure Holdings Limited(2)

PAU Yee Wan, Ezra           Hong Kong    Executive Director, Cheung Kong
                                            (Holdings) Limited

WOO Chia Ching, Grace       U.S.A.       Executive Director, Cheung Kong
                                           (Holdings) Limited

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                             As of November 26, 1997

                                         Present Principal Occupation or
                                         Employment, Including Name, Principal
Name and                                 Business and Address of Each
Business Address(1)         Citizenship  Corporation or Organization
-------------------         -----------  --------------------------------------

LEUNG Siu Hon               Hong Kong    Non-Executive Director, Cheung Kong
502 China Building                         (Holdings) Limited
29 Queen's Road Central                  Solicitor, Messrs. S.H. Leung & Co.
Hong Kong                                  (Solicitors' Firm)
                                           502 China Building, 29 Queen's Road
                                           Central, Hong Kong

FOK Kin Ning, Canning       Australian   Non-Executive Director, Cheung Kong
22nd Floor, Hutchison House                (Holdings) Limited
10 Harcourt Road                         Group Managing Director and Director,
Hong Kong                                  Hutchison Whampoa Limited
                                         Deputy Chairman and Executive
                                           Director, Cheung Kong
                                           Infrastructure Holdings Limited(2)
                                         Director, Hutchison Telecommunications
                                           Holdings (USA) Limited

CHOW Nin Mow, Albert        Hong Kong    Non-Executive Director, Cheung Kong
32nd Floor, Great Eagle                   (Holdings) Limited
Centre                                   Executive Director, Hing Kong
23 Harbour Road                            Holdings Limited (Investment
Wanchai, Hong Kong                         Holdings)
                                           32nd Floor, Great Eagle Centre
                                           23 Harbour Road
                                           Wanchai, Hong Kong

YEH Yuan Chang, Anthony     Hong Kong    Non-Executive Director, Cheung Kong
Penthouse 3704,                            (Holdings) Limited
Bank of America Tower                    Honorary Life President, Tai Ping
12 Harbourt Road                           Carpets International Ltd.
Central, Hong Kong                         (Carpet manufacturing) Penthouse
                                           3704, Bank of America Tower,
                                           12 Harcourt Road, Central, Hong Kong

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                             As of November 26, 1997

                                         Present Principal Occupation or
                                         Employment, Including Name, Principal
Name and                                 Business and Address of Each
Business Address(1)         Citizenship  Corporation or Organization
-------------------         -----------  --------------------------------------

CHOW Kun Chee, Roland       British      Non-Executive Director, Cheung Kong
12/F., Prince's Building                   (Holdings) Limited
Chater Road                              Solicitor, P.C. Woo & Co. (Solicitors'
Hong Kong                                  Firm), 12/F., Prince's Building,
                                           Chater Road, Hong Kong

Simon MURRAY                British      Non-Executive Director, Cheung Kong
32/F., 9 Queen's Road                      (Holdings) Limited
Central                                  Non-Executive Director, Hutchison
Hong Kong                                  Whampoa Limited
                                         Executive Chairman, Deutsche Bank
                                           Group for the Asia Pacific Region
                                           (Banking) 32/F.,
                                           9 Queen's Road Central, Hong Kong

KWOK Tun-li, Stanley        Canadian     Non-Executive Director, Cheung Kong
Ste 408-355 Burrard Street                 (Holdings) Limited
Vancouver, British Columbia              Director, Amara International
V6C 2G8, Canada                            Investment Corporation (Investment
                                           Holdings) Ste 408-355 Burrard Street,
                                           Vancouver, British Columbia, V6C 2G8,
                                           Canada

                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------

1.              Agreement with respect to filing of Schedule 13D

2. Stock Subscription Agreement by and among Western Wireless Corporation, Hutchison Telecommunications Limited and Hutchison Telecommunications Holdings (USA) Limited dated October 14, 1997.

3. Purchase Agreement by and among Western PCS. Corporation, Western Wireless Corporation, Hutchison Telecommunications Limited and Hutchison Telecommunications PCS (USA) Limited dated October 14, 1997.

4 Form of Cash Management Agreement by and between Western Wireless Corporation and Western PCS Corporation.

5. Form of Roaming Agreement by and between Western Wireless Corporation and Western PCS Corporation.

6. Form of Services Agreement by and between Western Wireless Corporation and Western PCS Corporation.

7. Form of Shareholders Agreement by and among Western Wireless Corporation, Hutchison Telecommunications PCS (USA) Limited and Western PCS Corporation.

8. Form of Tax Sharing Agreement by and between Western Wireless Corporation and Western PCS Corporation.